SIMTEK CORPORATION
                    1465 Kelly Johnson Boulevard, Suite 301
                           Colorado Springs, CO 80920
                                 (719) 531-9444




July 30, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Re:      Simtek Corporation
         Registration Statement on Form S-3
         (File No. 333-77285)

Ladies and Gentlemen:

On behalf of Simtek Corporation. (the "Company"), I hereby withdraw the above-captioned Registration Statement (the "Registration Statement") pursuant to Rules 477 and 478(c) under the Securities Act of 1933, as amended, and respectfully request the Commission consent to such withdrawal.

The Company is seeking this withdrawal because the selling shareholder has withdrawn its request for the registration at present.

Sincerely,


/s/ Douglas M. Mitchell
----------------------------
Douglas M. Mitchell
Chief Executive Officer
  and President